SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 1)1
NI Holdings, Inc.
(Name of Issuer)
Common Stock, Par Value $0.01
(Title of Class of Securities)
65342T106
(CUSIP Number)

Martin Sklar, Kleinberg, Kaplan, Wolff & Cohen P.C.,
500 Fifth Avenue, New York, NY 10110, (212) 986-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1                The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
           The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Jeffrey Thorp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,000,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON IN

Item 1.     Security and Issuer

The following constitutes Amendment No. 1 (the “Amendment No. 1”) to the Schedule 13D filed by the undersigned on March 5, 2020. This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.     Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

All of the Shares to which this Statement relates were purchased on behalf of the Reporting Person using personal investment capital. The aggregate amount of funds used for the purchase of the securities held by the Reporting Person was approximately $ 15,565,783, including commissions.

Item 5.     Interest in Securities of the Issuer

Item 5 of the schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The aggregate percentage of shares of Common Stock reported owned is based upon 20,648,642 shares of Common Stock outstanding as of July 31, 2024, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 8, 2024.

      As of the date hereof, the Mr. Thorp beneficially owned 1,000,0002 Shares, constituting approximately 4.8% of the Shares outstanding. Mr. Thorp has sole voting and dispositive power over the shares of Common Stock directly held by him.

      (c) Except as disclosed on Schedule A attached hereto, the Reporting Person has not entered into any transactions involving the Common Stock during the past 60 days.

As of the date hereof, the Reporting Person beneficially owns an aggregate of 1,000,000 Shares, constituting approximately 4.8% of the outstanding Shares. The Reporting Person disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest therein.

(d) No Person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that may be beneficially owned by the Reporting Person.

(e) The Reporting Person ceased to beneficially own more than five percent (5%) of the Common Stock on October 16, 2024.

2 All of the Shares are held in the Jeffrey Thorp Roth IRA, for which Mr. Thorp has sole voting and dispositive power.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2024

By:_/s/ Jeffrey Thorp __________
Jeffrey Thorp, a natural person

SCHEDULE A
Transactions in the Common Stock of the Issuer by Reporting Persons During the Past 60 Days

Date	Buy/Sell	Security	Approximate Price Per Share[3]	Amount of Shares Bought/(Sold)
10/18/2024	SELL	Common Stock	$15.50	(5,541)
10/17/2024	SELL	Common Stock	$15.51	(21,238)
10/16/2024	SELL	Common Stock	$15.46	(16,007)
10/11/2024	SELL	Common Stock	$15.50	(529)
10/9/2024	SELL	Common Stock	$15.60	(83)
10/8/2024	SELL	Common Stock	$15.68	(25,000)
9/30/2024	SELL	Common Stock	$15.68	(9)
9/3/2024	SELL	Common Stock	$15.62	(1,093)
8/29/2024	SELL	Common Stock	$15.05	(29,727)
8/21/2024	SELL	Common Stock	$15.69	(11,036)

3 Including any brokerage fees